UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

__________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Nuestra Señora de los Ángeles 179

Las Condes, Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	GeoPark Announces Record 2019 Certified 2P Reserves of 197 MMBOE Valued at NPV10 of $2.8 Billion

FOR IMMEDIATE DISTRIBUTION

GEOPARK ANNOUNCES RECORD 2019 CERTIFIED 2P RESERVES OF 197 MMBOE

VALUED AT NPV10 OF $2.8 BILLION

IN COLOMBIA:

1P, 2P AND 3P RESERVE REPLACEMENT RATIOS OF 200+%

AND 2P RESERVES INCREASED 10% TO 129 MMBOE VALUED AT $2.1 BILLION

Bogota, Colombia – February 10, 2020 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Peru, Argentina, Brazil, Chile and Ecuador, today announced its independent oil and gas reserves assessment, certified by DeGolyer and MacNaughton (D&M), under PRMS methodology, as of December 31, 2019.

D&M’s assessment as of December 31, 2019 does not include reserves or any other information related to the recent acquisition of Amerisur Resources Plc (“Amerisur”) that closed in January 2020. All reserves included in this release refer to GeoPark working interest reserves before royalties paid in kind. All figures are expressed in US Dollars. Definitions of terms are provided in the Glossary on page 11.

Year-End Certified 2019 D&M Oil and Gas Reserves and Highlights:

Colombia Reserves Growth

•	PD Reserves: Proven developed (PD) reserves in Colombia increased 17% to 42.4 mmboe, with a PD reserve life index (RLI) of 3.6 years

•	1P Reserves: Proven (1P) reserves in Colombia increased 15% to 95.9 mmboe, with a 1P RLI of 8.1 years. Net present value after tax discounted at 10% (NPV10) of 1P reserves increased by 15% to $1.6 billion despite using lower price decks

•	2P Reserves: Proven and probable (2P) reserves in Colombia increased 10% to 129.0 mmboe (16% adjusting for divested blocks), with a 2P RLI of 10.9 years. NPV10 of 2P reserves increased by 10% to $2.1 billion

•	3P Reserves: Proven, probable and possible (3P) reserves in Colombia increased 11% to 168.9 mmboe, with a 3P RLI of 14.3 years. NPV10 of 3P reserves increased by 10% to $2.6 billion

•	Reserve Additions and Replacement Ratios: After record production of 11.8 mmboe, the Company added 17.9 mmboe of PD reserves, 24.3 mmboe of 1P reserves, 24.0 mmboe of 2P reserves and 28.1 mmboe of 3P reserves, achieving, respectively, a 152%, 206%, 203% and 238% reserve replacement of PD, 1P, 2P and 3P reserves

•	Finding and Development Costs: Finding and development costs (F&D Costs) for 2019 in Colombia were $2.9 per boe on a 1P basis and $2.6 per boe on a 2P basis

Consolidated Reserves Growth

•	PD Reserves: PD reserves increased 14% to 52.4 mmboe, with a PD RLI of 3.6 years

•	1P Reserves: 1P reserves increased 11% to 130.6 mmboe, with 1P RLI of 8.9 years. NPV10 of 1P reserves increased by 11% to $2.0 billion

•	2P Reserves: 2P reserves increased 4% to 197.3 mmboe (7% adjusting for divested blocks), with a 2P RLI of 13.5. NPV10 of 2P reserves increased by 3% to $2.8 billion

•	Reserve Additions and Replacement Ratios: After record production of 14.6 mmboe, the Company added 21.2 mmboe of PD reserves, 27.3 mmboe of 1P reserves, and 22.7 mmboe of 2P reserves, achieving, respectively, a 145%, 187% and 155% reserve replacement of PD, 1P, and 2P reserves

•	Finding and Development Costs: F&D Costs for 2019 were $4.3 per boe on a 1P basis and $4.5 per boe on a 2P basis

Net Present Value and Value Per Share

•	GeoPark’s 2P NPV10 increased by 3% to $2.8 billion from $2.7 billion, despite using lower price decks

•	GeoPark’s net debt-adjusted 2P NPV10 increased by 6% to $42.5 per share ($29.6 per share corresponding to Colombia)

Recent Amerisur Acquisition (Closed in January 2020)

•	Accretive acquisition of Amerisur, providing reserves, production and cash flow growth and enriching GeoPark’s inventory of short, medium and long-term exploration opportunities

•	Amerisur reserves included 15.0 mmbbl and 21.8 mmbbl of 1P and 2P reserves with an estimated NPV10 of 2P reserves of $0.3 billion (certified by McDaniel & Associates as of end-July 2019)

James F. Park, Chief Executive Officer of GeoPark, said: “This year-end certification is a good scorecard of the ‘nuts-and-bolts’ of our business and how our team consistently performs and delivers growth in value. Our operations team continues to safely and cleanly produce more oil and gas barrels every year - a record in 2019. Our exploration team continues to find even more oil and gas barrels in the subsurface to replace our increasing production and still grow our overall reserve base - another record year. Plus our continually-improving operational efficiency contributes by making every barrel of our reserves more valuable. And, none of these record 2019 achievements include the exciting new production, reserves and resources now in-house from the Amerisur acquisition and the 1+ million new acres acquired in the Llanos basin - which we will be putting to work in 2020.”

Net Present Value per Share by Country

The table below presents GeoPark’s NPV per share, by country, of 2P reserves as of December 31, 2019.

2019 Net Present Value per Share	Colombia	Peru	Chile	Argentina	Brazil	Total
2P Reserves (mmboe)	129.0	31.4	24.6	8.5	3.8	197.3
2P NPV10 2019 ($ mm)	2,075	336	308	57	62	2,839
Shares Outstanding (mm)	59.2	59.2	59.2	59.2	59.2	59.2
($/share)	35.1	5.7	5.2	1.0	1.0	48.0

The table below illustrates the details of the net debt adjusted 2P NPV10 per share:

Net Debt Adjusted 2P NPV10 per Share	2019
2P NPV10 ($ mm)	2,839
Shares Outstanding (mm)	59.2
Subtotal ($/share)	48.0
Net Debta/Share ($/share)	-5.5
Net Debt Adjusted 2P NPV10 /Share ($/share)	42.5

a)	Net debt adjusted 2P NPV10 per share is shown on a consolidated basis. As of December 31, 2019, net debt is calculated considering unaudited financial debt of $437.4 million, less unaudited $111.2 million of cash and cash equivalents.

2019 Reserve Life Index and Replacement Ratio

By Reserves Category
	Consolidated	Colombia
(RLI: years)
RLI PD	3.6	3.6
RLI 1P	8.9	8.1
RLI 2P	13.5	10.9
(RRR: %)
RRR PD	145%	152%
RRR 1P	187%	206%
RRR 2P	155%	203%

2019 Year-End Reserves Summary

GeoPark engaged D&M to carry out an independent appraisal of reserves as of December 31, 2019, covering 100% of its assets in Colombia, Chile, Brazil, Peru and Argentina. D&M’s certification as of December 31, 2019 does not include information related to the acquisition of Amerisur that closed in January 2020 (for information on Amerisur reserves, please refer to the “Recent Amerisur Acquisition” section below).

Following oil and gas production of 14.6 mmboe in 2019, D&M certified 2P reserves of 197.3 mmboe (88% oil and 12% gas) as of December 31, 2019. By country, the 2P reserves were: 65% in Colombia, 16% in Peru, 13% in Chile, 4% in Argentina and 2% in Brazil.

All reserves disclosed in this release correspond to GeoPark working interest reserves before royalties paid in kind. Comparative information as of December 2018 has been modified to reflect this criterion, being previously disclosed as GeoPark working interest reserves after royalties.

Reserves Summary by Country and Category

Country	Reserves Category	December 2019 (mmboe)	% Oil	December 2018 (mmboe)	% Change
Colombia	PD	42.4	99%	36.3	17%
	1P	95.9	100%	83.4	15%
	2P	129.0	100%	116.8	10%
	3P	168.9	100%	152.6	10%
Peru	PD	-	100%	-	N/A
	1P	19.2	100%	18.5	4%
	2P	31.4	100%	30.3	4%
	3P	121.4	100%	131.2	-7%
Chile	PD	3.4	26%	2.8	21%
	1P	7.4	50%	7.2	3%
	2P	24.6	38%	24.7	0%
	3P	41.1	37%	37.9	8%
Argentina	PD	3.3	59%	3.5	-6%
	1P	4.9	67%	5.7	-14%
	2P	8.5	52%	14.2	-40%
	3P	14.2	42%	28.9	-51%
Brazil	PD	3.2	5%	3.1	3%
	1P	3.2	5%	3.1	3%
	2P	3.8	13%	3.2	19%
	3P	5.6	40%	3.4	65%
Total (D&M Certified)	PD	52.4	86%	45.8	14%
	1P	130.6	93%	117.8	11%
	2P	197.3	88%	189.3	4%
	3P	351.3	89%	354.0	-1%

Analysis by Business Segment

Colombia

After record production of 11.8 mmbbl in 2019 (an increase of 13% over 2018), GeoPark’s 2P D&M certified reserves increased by 10% to 129.0 mmbbl compared to 2018. Reserve additions of 24.0 mmbbl of 2P reserves resulted from strong reservoir performance and continued successful development, appraisal and exploration drilling in the Llanos 34 block (GeoPark operated, 45% WI), and to a lesser extent in the Llanos 32 block (GeoPark non-operated, 12.5% WI).

On July 1, 2019, GeoPark completed the divestiture of the La Cuerva and Yamu blocks in Colombia. Adjusting for the sale of these blocks (5.3 mmbbl of 2P reserves as of December 31, 2018), the Company’s 2P reserves increased by 16%, resulting in reserve additions of 29.3 mmbbl of 2P reserves.

For each barrel of oil extracted in Colombia, GeoPark added 2.1 barrels of 1P reserves, the equivalent of a 1P RRR of 206%. Similarly, for each barrel of oil extracted, GeoPark added 2.0 barrels of 2P reserves, resulting in a 2P RRR of 203%.

As of December 31, 2019, the Llanos 34 block included approximately 120 future development drilling locations (2P, gross).

The 1P RLI was 8.1 years, while the 2P RLI was 10.9 years.

The Llanos 34 block represented 95% of GeoPark Colombia 2P D&M certified reserves. The breakdown of the 2P D&M reserves in Colombia consisted of 100% oil.

Peru

GeoPark’s 2P D&M certified reserves in Peru increased to 31.4 mmbbl from 30.3 mmbbl in 2018, following D&M’s updated review of the Situche Central light oil field.

The Situche Central oil field in the Morona block (GeoPark operated, 75% WI) represented 100% of GeoPark’s Peru D&M certified reserves and consisted of 100% oil.

Chile

GeoPark’s 2P D&M certified reserves in Chile remained flat at 24.6 mmboe compared to 24.7 mmboe in 2018, resulting from oil and gas production of 1.1 mmboe, partially offset by enhanced reservoir performance and drilling success in the Fell block (GeoPark operated, 100% WI).

The 1P RLI was 6.7 years. The 2P RLI was 22.4 years.

The Fell block represented 99% of GeoPark Chile 2P D&M certified reserves.

The breakdown of the 2P D&M reserves in Chile consisted of 38% oil and 62% gas.

Argentina

GeoPark’s 2P D&M certified reserves in Argentina decreased by 40% to 8.5 mmboe compared to 14.2 mmboe in 2018, reflecting technical revisions, delayed development plans and production of 0.9 mmboe during 2019.

The 1P RLI was 5.4 years, while the 2P RLI was 9.4 years.

The Aguada Baguales, El Porvenir and Puesto Touquet blocks (GeoPark operated, 100% WI) represented 100% of GeoPark Argentina 2P D&M certified reserves.

The breakdown of the 2P D&M reserves in Argentina consisted of 52% oil and 48% gas.

Brazil

GeoPark’s 2P D&M certified reserves in Brazil increased by 19% to 3.8 mmboe compared to 3.2 mmboe in 2018, mainly resulting from strong reservoir performance in the Manati gas field (GeoPark non-operated, 10% WI), and to a lesser extent, due to the discovery of the Praia dos Castelhanos oil field in the REC-T-128 block (GeoPark operated, 70% WI), partially offset by production of 0.8 mmboe during 2019.

The 1P RLI was 4.0 years and the 2P RLI was 4.8 years.

The Manati field represented 88% of GeoPark Brazil 2P D&M certified reserves.

The breakdown of the 2P D&M reserves in Brazil consisted of 13% oil and 87% gas.

D&M Certified Reserves Change by Country

The following table shows the change in 2P reserves by country from December 31, 2018 to December 31, 2019:

(mmboe)	Colombia	Peru	Chile	Argentina	Brazil	Total
2P Reserves as of Dec. 31, 2018	116.8	30.3	24.7	14.2	3.2	189.3
2019 Production	-11.8	0.0	-1.1	-0.9	-0.8	-14.6
Net Change	29.3	1.1	1.0	-4.8	1.4	28.0
Divestitures (*)	-5.3	-	-	-	-	-5.3
2P Reserves as of Dec. 31, 2019	129.0	31.4	24.6	8.5	3.8	197.3

(*) Corresponds to the divestiture of the La Cuerva and Yamu blocks in Colombia, that was completed on July 1, 2019.

Net Present Value Summary

The table below details D&M certified NPV10 by country and by category of reserves as of December 31, 2019 as compared to 2018:

Country	Reserves Category	NPV10 2019	NPV10 2018
		($ mm)	($ mm)
Colombia	1P	1,574	1,366
	2P	2,075	1,884
	3P	2,645	2,394
Peru	1P	222	264
	2P	336	410
	3P	1,385	1,896
Chile	1P	121	94
	2P	308	306
	3P	514	495
Argentina	1P	40	44
	2P	57	93
	3P	97	262
Brazil	1P	51	49
	2P	62	52
	3P	87	56
Total	1P	2,008	1,817
(D&M Certified)	2P	2,839	2,745
	3P	4,727	5,103

Lower Oil Price Forecast

Brent oil prices in the 2019 D&M report are lower than the 2018 D&M report. In spite of lower oil prices in the forecast, the NPV10 of 1P and 2P reserves increased in value compared to 2018.

The price assumptions used to estimate feasibility of PRMS reserves and NPV10 in 2019 and 2018 D&M reports are detailed in the table below:

Brent Oil Price ($/bbl)	2020	2021	2022	2023	2024	2025-2027
2019 Reserves Report	66.0	69.0	71.6	73.1	74.6	76.5-79.8
2018 Reserves Report	68.2	71.0	73.4	75.4	77.4	79.4-83.2

After 2027, Brent oil prices in the 2019 D&M report grow by 2% per year.

Total D&M Certified Future Net Revenue (Actual and Discounted)

The table below presents D&M’s best estimate of GeoPark’s future net revenue (both actual and discounted at a 10% rate) and the unit value per boe, by country, and by category of certified reserves as of December 31, 2019:

($ mm)	Oil and Gas Revenues	Royalties	Operating Costs	Future Development Capital and Abandonment Costs	Income Tax and Other Taxes	Future Net Revenue after tax	Future Net Revenue after tax discounted at 10%	Unit Value after tax discounted at 10% (per boe)
Colombia[1]
1P	5,237	249	628	277	1,565	2,519	1,574	$16
2P	7,195	408	761	329	2,219	3,480	2,075	$16
3P	9,590	587	887	422	3,043	4,651	2,645	$16
Peru
1P	1,581	88	442	278	235	536	222	$12
2P	2,678	153	700	404	431	990	336	$11
3P	10,748	1,167	1,499	1,350	2,039	4,693	1,385	$11
Chile
1P	330	15	92	35	13	176	121	$16
2P	981	42	260	152	65	462	308	$13
3P	1,621	69	408	216	125	803	514	$13
Argentina
1P	258	39	95	49	20	53	40	$8
2P	402	60	111	106	39	85	57	$7
3P	622	93	137	171	69	151	97	$7
Brazil
1P	119	9	40	2	5	60	51	$16
2P	153	13	44	7	14	75	62	$16
3P	276	25	50	28	52	121	87	$16
Total
1P	7,525	400	1,297	642	1,840	3,344	2,008	$15
2P	11,409	676	1,876	998	2,768	5,092	2,839	$14
3P	22,857	1,941	2,981	2,188	5,328	10,419	4,727	$13

_________________

1 Oil and gas revenues in Colombia are shown net of earn-out expenses, per IFRS rules, of $236 mm (1P), $319 mm (2P) and $419 mm (3P). D&M reported earn-out expenses as operating costs.

Finding and Development Cost by Reserves Category

The table below sets forth the calculation of F&D Cost as of December 31, 2019:

	December 31, 2019
	1P	2P	Colombia 1P	Colombia 2P
2019 Capital Expenditure (unaudited) ($ mm)	126.7	126.7	76.8	76.8

Reserve Additions by Country (mmboe)
Colombia	26.6	29.3	26.6	29.3
Peru	0.7	1.1	-	-
Chile	1.3	1.0	-	-
Brazil	0.9	1.4	-	-
Argentina	0.1	-4.8	-	-
Total Reserve Additions (mmboe)	29.6	28.0	26.6	29.3
F&D Cost ($/boe)	4.3	4.5	2.9	2.6

F&D Cost is calculated dividing 2019 capital expenditure (unaudited) by reserve additions, as shown in the table above. Reserve additions in Colombia exclude the effect of the divestiture of the La Cuerva and Yamu blocks for 2.3 mmbbl and 5.3 mmbbl of 1P and 2P reserves, respectively, that was completed in July 1, 2019.

Recent Amerisur Acquisition

GeoPark announced the closing of the Amerisur acquisition on January 16, 2020. The Amerisur acquisition incorporates 13 production, development and exploration blocks in Colombia, including 12 operated blocks in the Putumayo basin and the non-operated CPO-5 block in the Llanos basin, the Oleoducto Binacional Amerisur (an export oil pipeline from Colombia to Ecuador), and valuable partnerships with Oxy and ONGC (the national oil company of India and operator of the CPO-5 block).

Amerisur reported reserves, certified by McDaniel & Associates as of end of July 2019, were as follows:

Reserves Category	July 2019 (mmbbl)	% Oil
1P	15.0	100%
2P	21.8	100%
3P	31.1	100%

Amerisur’s reported 2P reserves breakdown includes 12.3 mmbbl for the Platanillo block (Operated, 100% WI) and 9.5 mmbbl for the CPO-5 block (Non-operated, 30% WI), where multiple development drilling opportunities have been identified to continue growing production.

Amerisur is a cashflow-positive, growing business with low operating costs and a strong balance sheet with no debt, and a cash position of $36 million as of September 30, 2019. Additional key metrics of Amerisur include net light oil production of 6,865 bopd (September 2019) and net unrisked exploration resources of 289 to 566 mmbbl (mean to high-end, as estimated by McDaniel & Associates). For further details, please refer to the releases published on November 15, 2019 and January 16, 2020.

OTHER NEWS / RECENT EVENTS

Reporting Date for 4Q2019 Results Release, Conference Call and Webcast

GeoPark will report its 4Q2019 and Annual 2019 financial results on Wednesday, March 4, 2020 after the market close.

In conjunction with 4Q2019 results press release, GeoPark’s management will host a conference call on March 5, 2020 at 10:00 am (Eastern Standard Time) to discuss these 4Q2019 financial results. To listen to the call, participants can access the webcast located in the Investor Support section of the Company’s website at www.geo-park.com.

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: 866-547-1509

International Participants: +1 920-663-6208

Passcode: 3981263

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Investor Support section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information please contact:

INVESTORS:

Stacy Steimel – Shareholder Value Director Santiago, Chile T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello – Market Access Director Santiago, Chile T: +562 2242 9600	mbello@geo-park.com

MEDIA:
Jared Levy – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	jlevy@sardverb.com

Kelsey Markovich – Sard Verbinnen & Co New York, USA T: +1 (212) 687-8080	kmarkovich@sardverb.com

GLOSSARY

1P	Proven Reserves
2P	Proven plus Probable Reserves
3P	Proven plus Probable plus Possible Reserves
boe	Barrels of oil equivalent (6,000 cf gas per bbl of oil equivalent)
boepd	Barrels of oil equivalent per day
bopd	Barrels of oil per day
Certified Reserves	Refers to GeoPark working interest reserves before royalties paid in kind, independently evaluated by the petroleum consulting firm, DeGolyer and MacNaughton Corp. (“D&M”)
F&D Cost	Finding and Development Cost, calculated as the unaudited cash flow from investing activities divided by the applicable net reserves additions before changes in Future Development Capital
mboed	Thousands of Barrels of oil equivalent per day
mmboed	Millions of Barrels of oil equivalent per day
mmbbl	Millions of Barrels of oil
mcfpd	Thousands of standard cubic feet per day
mmcfpd	Millions of standard cubic feet per day
NPV10	Net Present Value after tax discounted at 10% rate
PD	Proven Developed Reserves
PUD	Proven Undeveloped Reserves
PRMS	Petroleum Resources Management System
RLI	Reserve Life Index
RRR	Reserve Replacement Ratio
sqkm	Square kilometers
WI	Working Interest

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section of the website at www.geo-park.com

The reserve estimates provided in this release are estimates only, and there is no guarantee that the estimated reserves will be recovered. Actual reserves may eventually prove to be greater than, or less than, the estimates provided herein. Statements relating to reserves are by their nature forward-looking statements.

Gas quantities estimated herein are reserves to be produced from the reservoirs, available to be delivered to the gas pipeline after field separation prior to compression. Gas reserves estimated herein includes fuel gas.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Oil and gas production figures included in this release are stated before the effect of royalties paid in kind, consumption and losses.

All evaluations of future net revenue contained in the D&M Reports are after the deduction of cash royalties, development costs, operating expenses, production and profit taxes, fees, earn out payments, well abandonment costs, and country income taxes from the future gross revenue. It should not be assumed that the estimates of future net revenues presented in the tables represent the fair market value of the reserves. The actual production, revenues, taxes and development, and operating expenditures with respect to the reserves associated with the Company's properties may vary from the information presented herein, and such variations could be material. In addition, there is no assurance that the forecast price and cost assumptions contained in the D&M Report will be attained, and variances could be material.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe’’, ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters including 2020 work program, NPV10 and NPV10/share estimations, estimated future revenues, the Amerisur acquisition and oil price forecast. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see the Company’s filings with the U.S. Securities and Exchange Commission.

Information about oil and gas reserves: The SEC permits oil and gas companies, in their filings with the SEC, to disclose only proven, probable and possible reserves that meet the SEC's definitions for such terms. GeoPark uses certain terms in this press release, such as "PRMS Reserves" that the SEC's guidelines do not permit GeoPark from including in filings with the SEC. As a result, the information in the Company’s SEC filings with respect to reserves will differ significantly from the information in this press release. NPV10 for PRMS 1P, 2P and 3P reserves is not a substitute for the standardized measure of discounted future net cash flows for SEC proved reserves.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: February 10, 2019